EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2016

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma, Inc.	Delaware
Amarin Neuroscience Limited	Scotland
Corsicanto Designated Activity Company (formerly Corsicanto Limited)	Ireland
Corsicanto II Designated Activity Company	Ireland
Ester Neurosciences Limited	Israel